UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DAILY JOURNAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

233912104

(CUSIP Number)

Munger, Tolles & Olson LLP

Attention: Brett J. Rodda

355 South Grand Avenue, 35th Floor

Los Angeles, California 90071

Telephone: (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Patrick Guerin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,000 shares (See Item 5)
	8	Shared voting power None (See Item 5)
	9	Sole dispositive power 200,000 shares (See Item 5)
	10	Shared dispositive power None (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 200,000 shares (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 14.5% (See Item 5)
14	Type of reporting person* IN – Individual

*	See Instructions

EXPLANATORY NOTE.

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2013 and amended by Amendment No. 1 thereto filed with the SEC on May 16, 2013 and Amendment No. 2 thereto filed with the SEC on July 23, 2013 (as further amended by this Amendment No. 3, this “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”). Mr. Guerin may be deemed to beneficially own, in the aggregate, 200,000 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock.(1) Mr. Guerin exercises sole voting and investment power over these shares of Common Stock, which are held by the Guerin Family Trust and another trust for which Mr. Guerin is a trustee and a beneficiary.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(a).

(b)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(b).

(c)	During the sixty days preceding the filing of this Amendment No. 3, the following open market transactions were conducted:

On April 15, 2015 the Guerin Family Trust sold 500 shares of Common Stock at the price of $185 per share.

On April 16, 2015 the Guerin Family Trust sold 382 shares of Common Stock at the price of $192 per share.

On April 21, 2015 the Guerin Family Trust sold 550 shares of Common Stock at the price of $186 per share.

On April 23, 2015 the Guerin Family Trust sold 647 shares of Common Stock at the price of $185 per share.

On April 23, 2015 the Guerin Family Trust sold 353 shares of Common Stock at the price of $185.48 per share.

On April 23, 2015 the Guerin Family Trust sold 318 shares of Common Stock at the price of $187 per share.

On May 15, 2015 the Guerin Family Trust sold 529 shares of Common Stock at the price of $203 per share.

On May 19, 2015 the Guerin Family Trust sold 1,200 shares of Common Stock at the price of $204 per share.

On May 22, 2015 the Guerin Family Trust sold 1,000 shares of Common Stock at the price of $207.28(2) per share.

On May 26, 2015 the Guerin Family Trust sold 95 shares of Common Stock at the price of $206 per share.

On May 27, 2015 the Guerin Family Trust sold 1,205 shares of Common Stock at the price of $206 per share.

On May 28, 2015 the Guerin Family Trust sold 1 share of Common Stock at the price of $208 per share.

On June 5, 2015 the Guerin Family Trust sold 999 shares of Common Stock at the price of $203.50 per share.

On June 5, 2015 the Guerin Family Trust sold 1 share of Common Stock at the price of $211 per share.

On June 10, 2015 the Guerin Family Trust sold 699 shares of Common Stock at the price of $206 per share.

(1)	All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of April 30, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, which was filed by Daily Journal with the Securities and Exchange Commission on May 8, 2015.
(2)	This transaction was executed in multiple trades in prices ranging from $207.00 to $207.66, inclusive. The price reported above reflects the weighted average sales price. Mr. Guerin hereby undertakes to provide to the SEC staff, upon request, full information regarding the number of shares sold at each respective price within the range set forth in this footnote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2015

JOHN PATRICK GUERIN

/S/ JOHN PATRICK GUERIN